  Exhibit 3

BUENOS AIRES, March 15, 2021

Notice: CPSA-GG-N-0085/21-AL

Comisión Nacional de Valores

Subject: Information set forth by Section 62 of Listing Regulations

Dear Sir/Madam,

Pursuant to the Section mentioned above, we inform that on March 15, the Board of Directors of Central Puerto S.A. approved the financial statements and other documents for the period ended December 31, 2020. Moreover, it acknowledged the corresponding reports by the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.
Income (loss) for the period ended December 31, 2020:

ARS 000
Income (loss) for the period
attributable to shareholders of the Company	6,891,921
attributable to non-controlling shareholding	66,017
Total income (loss) for the period- Profit	6,957,938

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

2.
Other comprehensive income for the period ended December 31, 2020:

ARS 000
Other comprehensive income for the period
attributable to shareholders of the Company	5,504
attributable to non-controlling shareholding	-
Total of other comprehensive income for the period- Profit	5,504

3.
Total comprehensive income (loss) for the period ended December 31, 2020:

ARS 000
Net comprehensive income (loss) for the period
attributable to shareholders of the Company	6,897,425
attributable to non-controlling shareholding	66,017
Total net comprehensive income (loss) for the period- Profit	6,963,442

4.
Statement of changes in equity details divided in items and amounts as of December 31, 2020:

ARS 000
Share Capital – Nominal Value	1,514,022
Capital adjustment	25,619,864
Statutory Reserve	3,838,044
Optional Reserve	48,479,823
Other equity accounts	(1,966,148)

Income (loss) for the period	6,891,921
Other accumulated comprehensive income	5,504
Non-controlling shareholding	128,319
Total	84,511,349

attributable to shareholders of the Company	84,383,030
attributable to non-controlling shareholding	128,319

5.
Proposal of the Board of Directors

Net Income for the 2020 Period amounted to ARS 6,891,921. The Board of Directors proposes the following: to allocate ARS 344,596 to the Statutory Reserve. Moreover, it is proposed to allocate the remaining balance of the Income for the period to increase the Optional Reserve in the amount of ARS 6,547,325, which can be destined to: (a) the investment projects that are already committed and/or (b) future investments to be made by the Company and/or its Subsidiaries related to new projects, such as assets acquisitions, approved by the Board of Directors and/or (c) to the payment of dividends according to the evolution of the financial condition of the Company and pursuant to the Company’s Dividends Distribution Policy in force.

6.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company, and Operating S.A. (hereinafter, “OPER”), Hidroneuquén S.A. (hereinafter, “HNQ”) and Sociedad Argentina de Energía S.A. (hereinafter, “SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (hereinafter, “BCBA”) and, as from February 2, 2018, in the New York Stock Exchange (hereinafter, “NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

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